10025696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vantage Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Fayetteville Street, Suite 1130
(No. and Street)

Raleigh (City) | North Carolina (State) | 27601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Ashton, President (919) 585-4850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600 (Address) | Denver (City) | Colorado (State) | 80237 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas A. Ashton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vantage Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 8-21-12

RICHARD H. CARLTON NOTARY *** PUBLIC WAKE COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vantage Securities, Inc.
Table of Contents

STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
Vantage Securities, Inc.

We have audited the accompanying statement of financial condition of Vantage Securities, Inc., as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vantage Securities, Inc., as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
January 29, 2010

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Vantage Securities, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	23,496
	$	23,496

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses	$	5,327
		5,327
STOCKHOLDER'S EQUITY:		
Preferred stock, 20,000,000 undesignated shares authorized no shares issued and outstanding		-
Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding		8,500
Paid-in capital		209,644
Accumulated (deficit)		(199,975)
		18,169
	$	23,496

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2009

REVENUES:	
Commissions	$ 53,307
Total revenue	53,307
EXPENSES:	
License and marketing fees	327
Administrative services	15,000
Professional services	42,900
Regulatory fees	2,101
Other operating	1,056
Total expenses	61,384
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(8,077)
Provision for income taxes	(802)
NET (LOSS)	$ (7,275)

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	(Deficit)	Total
Balance December 31, 2008	8,500,000	$ 8,500	$ 197,524	$ (192,700)	$ 13,324
Distribution to stockholder	-	-	(9,000)	-	(9,000)
Contributed capital by Tom Ashton	-	-	11,120	-	11,120
Contibuted capital by stockholder	-	-	10,000	-	10,000
Net (loss)	-	-	-	(7,275)	(7,275)
Balance December 31, 2009	8,500,000	$ 8,500	$ 209,644	$ (199,975)	$ 18,169

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

OPERATING ACTIVITIES	
Net (loss)	$ (7,275)
Adjustments to reconcile net (loss) to net cash used in operating activities:	
Changes in:	
Accrued expenses	(5,642)
Net cash used in operating activities	(12,917)
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Contributed capital	21,120
Dividends	(9,000)
Net cash provided by financing activities	12,120
NET DECREASE IN CASH	(797)
CASH AT BEGINNING OF YEAR	24,293
CASH AT END OF YEAR	$ 23,496
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Vantage Securities, Inc. (the "Company" or "Vantage"), formerly MAS Capital Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc. Until November 2002, the Company was wholly owned by MAS Capital Securities Holdings, Inc., which is wholly owned by MAS Capital, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC ("VAG" or "LLC"). The name was then changed to Vantage Securities, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company's primary source of revenue during 2009 was third party wholesale fees received on the sale of insurance products thru other broker-dealers.

Revenue recognition

Wholesale fees on the sale of insurance products to other broker-dealers are recognized when the sales are completed, the amounts can be reasonably estimated and the collection assured. Typically, revenue is recognized when received, in the month following the production.

Income taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary

Note 1 – Summary of significant accounting policies - continued

differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2009. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments are cash and accrued expenses. Fair values were assumed to approximate carrying values for these instruments because they are short term in nature and their carrying amounts approximate fair values.

Note 2 – Income taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. During the year ended December 31, 2009, the Company incurred no expenses in income taxes to various states.

The Company has net operating loss carryforwards aggregating approximately $351,000, which expire in varying amounts through 2029. The net deferred tax asset

Note 2 – Income taxes - continued

resulting from these carryforwards has been fully reserved. The increase in the valuation allowance for 2009 was approximately $1090. The Company is limited to utilization of approximately $140,300 of these carryforwards to $2,034 per year by Section 382 of the Internal Revenue Code for carryforwards incurred prior to January 1, 2003. The Company has no permanent differences and any temporary differences primarily relate to the timing of certain accrued expenses.

Note 3 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $18,169, which was $13,169 in excess of its required net capital of $5,000.

Note 4 – Related party transactions

Effective December 1, 2003, the Company entered into Expense Allocation Agreements with entities related to the Company under common ownership. The agreements provide the Company pay a related entity a monthly fee for expense allocations. During 2009, the Company paid a related entity a total of $12,000 related to the agreement.

Note 5 – Subsequent Events

Management of the Company has reviewed all subsequent transactions through January 29, 2010, the date the financial statements were available to be issued. It has been determined that there are no subsequent events which would require disclosure in the financial statements.

Vantage Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2009

Stockholder's equity per Statement of Financial Condition	$ 18,169
Less: Nonallowable assets	-
Net capital	$ 18,169
Aggregate indebtedness - items included in financial statements	$ 5,327
Basic net capital requirement ($5,000 minimum)	$ 5,000
Excess net capital	$ 13,169
Ratio aggregate indebtedness to net capital	29%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Computation For Determination of Reserve Requirements Under Rule 15c3-3

Vantage Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(K)(1).

Information Relating to the Possession and Control Requirements Under Rule 15c3-3

Vantage Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(K)(1).

To the Shareholder of
Vantage Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Vantage Securities, Inc. (the Company), for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)

lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
January 29, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053239 FINRA DEC
VANTAGE SECURITIES INC 12*12
150 FAYETTEVILLE ST STE 1130
RALEIGH NC 27601-2934

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1-8-09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VANTAGE SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of Feb, 2010.

PRESIDENT/CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,879
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 34,879
2e. General Assessment @ .0025	$ 150
	(to page 1 but not less than $150 minimum)

VANTAGE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2009